                                        September 29, 2023
Via EDGAR

Mr. Michael Henderson
Ms. Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    Athene Holding Ltd
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
Form 8-K dated August 7, 2023
File No. 001-37963

Dear Mr. Henderson and Ms. Lubit:

On behalf of Athene Holding Ltd. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in the Commission’s letter dated September 18, 2023 (the “Comment Letter”), relating to the Company’s filings on Form 10-K and 8-K referenced above. To facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and we have reproduced the text of the Staff’s comments in bold italics below.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Spread Related Earnings (SRE), page 76

1.We note that your non-GAAP measure Spread related earnings is used to evaluate your financial performance excluding market volatility. With regard to this measure, please tell us, and revise your future filings to disclose, how you define market volatility. In addition, tell us how you determined this adjustment is appropriate and whether the impact of market volatility represents normal, recurring activities or if this adjustment results in individually tailored accounting.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the elements of market volatility excluded from Spread Related Earnings consist of (1) Investment Gains (Losses), Net of Offsets and (2) Non-operating Change in Insurance Liabilities and Related Derivatives, Net of Offsets, both of which are defined on page 76 of the Company’s 10-K.

In future filings, the Company will revise the description of non-GAAP measures to clarify (as marked):

In addition to our results presented in accordance with accounting principles generally accepted in the United States of America (US GAAP), we present certain financial information that includes non-GAAP measures. Management believes the use of these
Athene Holding Ltd.
Second Floor, Washington House, 16 Church Street, Hamilton HM 11, Bermuda
Tel: 1.441.279.8400 Fax: 1.441.279.8401
Athene.com

Mr. Michael Henderson and Ms. Cara Lubit
U.S. Securities and Exchange Commission
September 29, 2023

non-GAAP measures, together with the relevant US GAAP measures, provides information that may enhance an investor’s understanding of our results of operations and the underlying profitability drivers of our business. The majority of these non-GAAP measures are intended to remove from the results of operations the impact of market volatility (other than with respect to alternative investments), which consists of investment gains (losses), net of offsets and non-operating change in insurance liabilities and related derivatives, net of offsets, both defined below, as well as integration, restructuring and certain other expenses which are not part of our underlying profitability drivers, as such items fluctuate from period to period in a manner inconsistent with these drivers. These measures should be considered supplementary to our results in accordance with US GAAP and should not be viewed as a substitute for the corresponding US GAAP measures. See Non-GAAP Measure Reconciliations for the appropriate reconciliations to the most directly comparable US GAAP measures.

The Company believes that the exclusion of interest rate and/or equity market-driven volatility from one of its key non-GAAP measures, Spread Related Earnings, is appropriate because such market volatility does not best reflect the economic performance of the Company. To the contrary, the exclusions capture the short-term, market-driven fluctuations in the fair value measurement of the Company’s assets and liabilities as mandated by and calculated in accordance with US GAAP principles that are not connected to the Company’s underlying profit drivers or operating performance of its business. The Company’s profitability is driven by the spread earned through buying and holding high quality assets that are selected pursuant to an asset-liability management strategy to be similar in duration to the Company’s long-dated insurance liabilities.

If Spread Related Earnings were presented including the impacts of short-term market volatility, investors could infer that the associated gains or losses are more economically tangible or realizable than they are. For example, market volatility may result in the US GAAP recognition of gains that the Company has neither the intent nor ability to realize, or losses that are unrelated to the economic performance or credit quality of the Company’s assets, which the Company has the intent and ability to hold to maturity or recovery.

Additionally, many insurance companies registered under the Securities and Exchange Act of 1934 (“the Exchange Act”) exclude the impacts of short-term market volatility from their non-GAAP operating measures. As such, by reporting this measure, the Company also provides investors a measure to assess performance which does not substantially diverge from the practice among its peer companies.

The following characteristics, typical to the Company’s industry, contribute to such short-term volatility in results of operations as reported on a US GAAP basis:

•For one of the Company’s major product lines, fixed indexed annuities (“FIA”), the interest credited to the policyholder’s account is driven in part by the performance of an underlying index, such as the S&P 500. The US GAAP measurement of liability for these products includes an embedded derivative measured at fair value, which drives significant period-to-period volatility in US GAAP earnings from changes in fair value due to movement in forward interest rate curves and equity markets. Such volatility is not reflective of the economic cost of crediting for such products, and as a result, FIA issuers typically exclude the change in fair value of the embedded derivative from non-GAAP operating measures.

Mr. Michael Henderson and Ms. Cara Lubit
U.S. Securities and Exchange Commission
September 29, 2023

•Pursuant to US GAAP guidance, the Company’s funds withheld balances related to modified coinsurance contain embedded derivatives, which are carried at fair value. The fair value of the embedded derivatives is related to the value of the reinsurance counterparty’s underlying assets, and subject to short-term volatility from changes in interest rates and spreads. This creates significant volatility in income before taxes, from changes in value that would be reflected in other comprehensive income instead of income if the Company held the underlying assets directly on its balance sheet. This treatment does not reflect the profitability and performance of the business the Company assumes through reinsurance or the quality of the assets supporting that business.

•The Company also uses a variety of derivative instruments to manage risks, which include equity, interest rate, credit and foreign currency risks, and liability risks associated with the Company’s indexed annuity products and reinsurance agreements. The majority of the Company’s derivatives do not qualify for hedge accounting. The change in fair value of derivative instruments, which are typically shorter in term or duration than the related assets and liabilities, creates short-term volatility in US GAAP earnings that is not reflective of whether the economic hedge is performing as designed.

The adjustments to exclude market volatility from Spread Related Earnings provide the Company’s management team and investors with a supplemental measure of the economic and long-term financial performance of the Company’s operations. Such adjustments do not result in an individually tailored accounting presentation as they do not change the recognition and measurement principles for revenue or expenses required to be applied in accordance with US GAAP. In making the adjustments, the Company is not artificially changing the rules in the recognition of revenue or expenses under US GAAP, but is instead simply excluding changes in the fair value of certain assets and liabilities under US GAAP that embody the impact of market volatility.

Additionally, applying such adjustments to exclude market-driven, short-term changes in the fair value of assets and liabilities from non-GAAP measures is common among insurance companies registered under the Exchange Act. As a result, by reporting this measure, investors benefit from increased comparability when assessing the Company’s performance relative to peer companies.

Form 8-K dated August 7, 2023
Exhibit 99.1
Selected Income Statement Data, page 4

2.We note your presentation of the non-GAAP measures for Spread related earnings -normalized, Net spread - normalized, and Net investment spread - normalized. Please tell us, and revise your future filings to include a discussion of how and why these measures are used, as well as why they are useful to investors.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that its management team uses certain normalized measures to assess the performance of the business relative to projected earnings, by excluding items that are expected to be infrequent or not indicative of the ongoing operations of the business. The primary adjustment used to present a normalized measure is to adjust the alternative investment income component of Spread Related Earnings to reflect management’s expected long-term return, as discussed further in response to comment 3 below. The Company views normalized non-GAAP measures as additional measures that

Mr. Michael Henderson and Ms. Cara Lubit
U.S. Securities and Exchange Commission
September 29, 2023

provide insight to management and investors on the historical, period-to-period comparability of the Company’s key non-GAAP operating measures, as well as a basis for developing more realistic expectations for future performance. As a result, the Company presents normalized measures regularly, whether the normalized measure is lower or higher than the primary non-GAAP measure. The Company believes that the “normalized” label adequately signals to investors that such measures represent a supplemental, adjusted view of results. Additionally, the normalized measures are presented and reconciled within the non-GAAP reconciliations in the Company’s Quarterly Financial Supplement, which is both publicly available to investors and furnished to the Staff on Form 8-K.

The Company will revise future filings to include a discussion of why and how such measures are used and why management believes they are useful to investors. In future filings, the Company will revise the Quarterly Financial Supplement furnished on Form 8-K to include the following language within the Notes to the Financial Supplement:

NORMALIZED SRE AND NORMALIZED NET SPREAD
Includes the SRE and Net Spread adjustments as described above, as well as adjustments to exclude notable items and normalize alternative investment income to an 11% long-term return. We use these normalized measures to assess the performance of the business against projected earnings, by excluding items that are expected to be infrequent or not indicative of the ongoing operations of the business. We view normalized non-GAAP measures as additional measures that provide insight to management and investors on the historical, period-to-period comparability of the Company’s key non-GAAP operating measures, as well as a basis for developing more realistic expectations for future performance.

3.In addition to the above, we note that these non-GAAP measures appear to reflect adjustments to normalize alternative investment income to an 11% long-term return. Please explain how you determined these adjustments are appropriate, including your consideration of whether they represent individually tailored accounting or smoothing. Refer to Questions 100.01, 100.04 and 102.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that its primary non-GAAP performance measure includes the impact of market volatility on changes in the fair value of alternative investments, as noted parenthetically in the description of Spread Related Earnings from page 76 of the Form 10-K, shown in the response to comment 1 above.

As described in the Company’s response to comment 1 above, the value of alternative investments may result in short-term, market-driven US GAAP income volatility that is not reflective of the performance of such investments when held for a longer time period in support of long-dated insurance liabilities or insurance company surplus. As a result, the Company’s management team focuses on and presents to investors both (a) alternative investment income and (b) alternative investment income normalized to an 11% long-term return as an additional data point that provides insight to investors on the period-to-period comparability of the Company’s key non-GAAP operating measures, as well as a basis for developing more realistic expectations for future long-term performance.

Mr. Michael Henderson and Ms. Cara Lubit
U.S. Securities and Exchange Commission
September 29, 2023

The Company has presented an adjustment to an 11% long-term return in order to present alternative investment returns that are consistent with management’s long-term expectation of returns for this asset class. The Company's long-term expectation of returns is based on its historical experience. Over the past 10 years, the Company’s alternative investment portfolio has returned approximately 12% annually, on average, adjusted down to 11% for conservatism.

Such adjustment to alternative investment returns does not result in an individually tailored accounting presentation as it does not change the recognition and measurement principles for revenue or expenses required to be applied in accordance with US GAAP. Additionally, such adjustment does not represent smoothing, as it does not eliminate charges or gains that are non-recurring, infrequent or unusual. It does not remove specific items or transactions, but instead provides investors with additional insight on the long-term performance of this asset class based on management’s expectations as well as historical results over various time horizons, in contrast to the short-term changes in fair value that are reflected in both US GAAP net income and in the Company’s key non-GAAP operating measure, Spread Related Earnings.

In future 8-K filings, the Company will make changes to ensure that the presentation of normalized non-GAAP measures in other portions of the document is appropriately accompanied by or referenced to a description of why and how such measures are used and why they are valuable to investors, as noted in the response to comment 2. above.

Insurance companies registered under the Exchange Act often present alternative investment income normalized to a long-term return. As such, by reporting this measure, the Company also provides investors a measure to assess performance which does not substantially diverge from the practice among its peer companies.

Should any member of the Staff have any questions or comments concerning the responses submitted herein, please do not hesitate to contact me at (515) 342-3860.

Sincerely,

/s/ Martin P. Klein
Martin P. Klein
Executive Vice President and Chief Financial Officer, Athene Holding Ltd.